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Exhibit (a)(5)

Form of E-mail to Option Holders Describing the Offer
and Procedures to Follow to Participate in the Offer

memo
To:	Employees Eligible for Tenet's Option Exchange Program
From:	Tenet Healthcare Corporation
Re:	Offer to Exchange Options for Restricted Stock Units
Date:	May 27, 2005

Last month we announced that we were asking our shareholders to approve a proposal that would permit the company to offer eligible employees restricted stock units in exchange for outstanding stock options with an exercise price of $15.22 or above. We are pleased to announce that our shareholders voted to approve this proposal at yesterday's annual shareholders meeting and we are proceeding with the company's offer to exchange, effective immediately.

To be eligible to participate in the exchange program you must be an active Tenet employee on the date the restricted units are granted, which we anticipate will be July 1, 2005. You are not eligible if you are one of the named executive officers in our proxy statement, are employed at any of the hospitals which are scheduled to be divested or are not actively employed at Tenet. For purposes of the exchange offer, you are not actively employed at Tenet if you have given or received notice that you will be leaving the employ of Tenet or you are currently receiving severance pay from Tenet.

If you elect to exchange your eligible options, you will receive restricted stock units according to the following exchange ratios:

Option Exercise Price Range	Exchange Ratio (Options for Restricted Stock Units)
Over $40.00	8-for-1
$22.00 to $39.99	6-for-1
$15.22 to $21.99	2.75-for-1

Attached to this e-mail are several important documents that you should carefully read if you choose to participate in the company's offer. These documents include:

  1.
  the Offer to Exchange document, which explains the terms of the offer;

  2.
  the Third Amended and Restated Stock Incentive Plan; and

  3.
  the form of Certificate Evidencing Restricted Stock Unit Grant which, together with the Stock Incentive Plan and your existing option agreement, governs the terms of the options to be exchanged and the restricted stock units to be granted.

If you decide to participate in the exchange, you may do so by using the eTenet Election Tool we have established on the company's intranet at:

https://secure.etenet.com/apps/mtso/

You may also navigate to the eTenet Election Tool by logging on to eTenet, clicking on "Tools & Applications" and then clicking on "My Tenet Stock Options."

When you log on to the above website, you will see a Letter of Transmittal and its instructions, which you should read carefully as they contain terms and conditions that are part of the offer to exchange. Once you have read the letter of transmittal, you will be permitted to proceed with your option exchange elections. You will then see a table showing the options you hold that are eligible for exchange. You will make your elections by checking either "Yes" to exchange or "No" to keep your options. You will also have access to additional information on the website such as your complete options portfolio, the documents attached to this e-mail and any contact information you may need if you require any assistance.

You may change or withdraw your elections at any time during the offer period by logging back on to the eTenet Election Tool, agreeing to the terms of the Letter of Transmittal and submitting new elections.

If you decide not to participate in the offer, you do not have to take any action. Your options will continue to vest in accordance with their terms. Similarly, if you elect to exchange your options but subsequently change your mind, you can withdraw your election at any time prior to the offer's expiration.

The offer expires at 4:00 p.m., Eastern Time, on June 30, 2005.    Your elections (or withdrawal) must be received by the company by that time. Please note that the last election you make prior to the expiration of the offer will be binding and you will not be permitted to change your elections after the offer expires.

If you do not have access to eTenet, you may request a paper copy of the Letter of Transmittal by e-mailing the company at Executive.Compensation@tenethealth.com. If you are currently on leave of absence, a paper copy of the Letter of Transmittal will be mailed to you. However, employees who are currently on leave of absence and who have access to the eTenet website may submit their elections using the eTenet Election Tool.

If you make your option exchange elections using a paper copy of the Letter of Transmittal and decide to withdraw any of your elections, you will need to submit a paper copy of the Notice of Withdrawal. If you then wish to re-elect to exchange your options, you must request and submit another Letter of Transmittal to do so.

Soon after the date the restricted stock units are granted, we will send you a Certificate Evidencing Restricted Stock Unit Grant.

Tenet's Board of Directors has approved this offer. However, neither Tenet nor our Board of Directors are making any recommendation to you as to whether you should elect to exchange your options. The restricted stock units we are offering may end up being worth less than your existing options. You must make your own decision whether to exchange your options.

Our common stock is traded on the New York Stock Exchange under the symbol "THC." On May 26, 2005, the closing price of our common stock on the New York Stock Exchange was $12.00. We recommend that you get current market prices for our common stock before deciding whether to exchange your options.

The documents attached with this e-mail should address most of your questions about the offer. We urge you to read them carefully. If you have any questions, please send an e-mail to Executive.Compensation@Tenethealth.com or call 469-893-2312.

Tenet Healthcare Corporation

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  Exhibit (a)(5)